Exhibit 12.1

MICRON TECHNOLOGY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year					Nine Months Ended
	2016	2015	2014	2013	2012	June 1, 2017
Earnings
Income (loss) continuing operations(1)	(281)	2,609	2,733	1,285	(754)	2,875
Fixed charges, not including capitalized interest	450	388	371	245	196	463
Amortization of capitalized interest	12	9	8	10	10	11
Distributed income of equity investees	1	1	—	—	—	—
Total earnings (loss)	182	3,007	3,112	1,540	(548)	3,349

Fixed charges
Interest expense, net of amounts capitalized(2)(3)	437	372	352	232	180	453
Capitalized interest	43	20	4	3	8	5
Estimated interest component of rental expense	13	16	19	13	16	10
Total fixed charges	493	408	375	248	204	468

Ratio of earnings to fixed charges(4)	—	7.4x	8.3x	6.2x	—	7.2x

(1) Income (loss) from continuing operations before income taxes, net income (loss) attributable to noncontrolling interests, and equity in net income (loss) of equity method investees.

(2) For purpose of this calculation, management estimates one-third of rental expense to be a reasonable approximation of the interest factor.

(3) Interest expense does not include interest expense related to uncertain tax positions.

(4) Earnings before fixed charges were inadequate to cover total fixed charges by $311 million and $752 million for fiscal years 2016 and 2012, respectively.